SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     (Amendment No.       )


                        Amrep Corporation

                        (Name of issuer)

                  Common Stock, par value $.10

                 (Title of class of securities)

                            03215910

                         (CUSIP number)

             Albert Russo, C/O American Simlex Company
                    401 Broadway, Suite 1712
                    New York, New York  10013
                          (212) 966-0775

         (Name, address and telephone number of person authorized to receive notices and communications)

                          June 26, 1995

     (Date of event which requires filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1 (a) for other parties to whom copies are to be sent.

(Continued on following pages)




CUSIP NO. 03215910              13D   Page 2 of 10 Pages







1          NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION OF ABOVE PERSONS
             Albert Russo, S.S. No. ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF
           A GROUP*                                   (a)  [x]
                                                      (b)  [ ]

3          SEC USE ONLY

4          SOURCE OF FUNDS*
                 PF,00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

7           SOLE VOTING POWER
                 -0-
 NUMBER OF

 SHARES              8      SHARED VOTING POWER

 BENEFICIALLY                                          679,070

 OWNED BY

 EACH                9      SOLE DISPOSITIVE POWER

 REPORTING                                             327,891

 PERSON WITH

                     10     SHARED DISPOSITIVE POWER

                                                         -0-



    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH


               REPORTING PERSON


                                                        679,070





    12         CHECK BOX IF THE AGGREGATE AMOUNT IN


               ROW (11) EXCLUDES CERTAIN SHARES*            [ ]



    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN


               ROW (11)


                                      9.2%





    14         TYPE OF REPORTING PERSON*


                                      IN

CUSIP NO. 03215910              13D   Page 3 of 10 Pages








    1          NAME OF REPORTING PERSONS S.S. OR I.R.S.


               IDENTIFICATION OF ABOVE PERSONS


                            Lena Russo, S.S. No. ###-##-####





    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF


               A GROUP*                                   (a)
[x]
                                                          (b) [ ]




    3          SEC USE ONLY








    4          SOURCE OF FUNDS*


                                      PF,00





    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS


               IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [ ]



    6          CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America





                     7      SOLE VOTING POWER

                                                         -0-

 NUMBER OF

 SHARES              8      SHARED VOTING POWER

 BENEFICIALLY                                          679,070

 OWNED BY

 EACH                9      SOLE DISPOSITIVE POWER

 REPORTING                                              58,740

 PERSON WITH

                     10     SHARED DISPOSITIVE POWER

                                                         -0-



    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH


               REPORTING PERSON


                                                        679,070





    12         CHECK BOX IF THE AGGREGATE AMOUNT IN


               ROW (11) EXCLUDES CERTAIN SHARES*            [ ]



    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN


               ROW (11)


                                      9.2%





    14         TYPE OF REPORTING PERSON*


                                      IN

CUSIP NO. 03215910              13D   Page 4 of 10 Pages








    1          NAME OF REPORTING PERSONS S.S. OR I.R.S.


               IDENTIFICATION OF ABOVE PERSONS


                            Clifton Russo, S.S. No. ###-##-####





    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF


               A GROUP*                                   (a) [x]

                                                          (b) [ ]




    3          SEC USE ONLY








    4          SOURCE OF FUNDS*


                                      PF,00





    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS


               IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [ ]



    6          CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America





                     7      SOLE VOTING POWER

                                                         -0-

 NUMBER OF

 SHARES              8      SHARED VOTING POWER

 BENEFICIALLY                                          679,070

 OWNED BY

 EACH                9      SOLE DISPOSITIVE POWER

 REPORTING                                             153,967

 PERSON WITH

                     10     SHARED DISPOSITIVE POWER

                                                         -0-



    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH


               REPORTING PERSON


                                                        679,070





    12         CHECK BOX IF THE AGGREGATE AMOUNT IN


               ROW (11) EXCLUDES CERTAIN SHARES*             [ ]



    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN


               ROW (11)


                                      9.2%





    14         TYPE OF REPORTING PERSON*


                                      IN

CUSIP NO. 03215910              13D   Page 5 of 10 Pages








    1          NAME OF REPORTING PERSONS S.S. OR I.R.S.


               IDENTIFICATION OF ABOVE PERSONS


                            Lawrence Russo, S.S. No. ###-##-####





    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF


               A GROUP*                                   (a) [x]

                                                          (b) [ ]




    3          SEC USE ONLY








    4          SOURCE OF FUNDS*


                                      PF,00





    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS


               IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [ ]



    6          CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America





                     7      SOLE VOTING POWER

                                                         -0-

 NUMBER OF

 SHARES              8      SHARED VOTING POWER

 BENEFICIALLY                                          679,070

 OWNED BY

 EACH                9      SOLE DISPOSITIVE POWER

 REPORTING                                             138,472

 PERSON WITH

                     10     SHARED DISPOSITIVE POWER

                                                         -0-



    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH


               REPORTING PERSON


                                                       679,070





    12         CHECK BOX IS THE AGGREGATE AMOUNT IN


               ROW (11) EXCLUDES CERTAIN SHARES*            [ ]



    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN


               ROW (11)


                                      9.2%





    14         TYPE OF REPORTING PERSON*


                                      IN

Item 1.  Security and Issuer

     This statement is being filed with respect to the common stock, $.10 par value (the "Common Stock"), of Amrep
Corporation, an Oklahoma corporation ("Amrep"). Amrep's principal executive offices are located at 641 Lexington
Avenue, New York, New York 10022.


Item 2.  Identity and Background

(a)  This statement is being filed by Albert Russo, Lena
Russo, Clifton Russo and Lawrence Russo (collectively, the
"Reporting Persons"). Albert, Clifton and Lawrence Russo are brothers, and Lena Russo is their mother.

(b)  The business address of the Reporting Persons is c/o
American Simlex Company, 401 Broadway, Suite 1712, New York,
New York 10013.

(c) The Reporting Persons are engaged in the businesses of importing and exporting textiles, investing in commercial real estate and managing their respective portfolios of securities. The Reporting Persons' textile business is conducted primarily through American Simlex Company, a New York general partnership, and Russ Export Corporation, a New York corporation. The address of both American Simlex Company and Russ Export Corporation is 401 Broadway, Suite 1712, New York, New York.

(d)  During the past five years, none of the Reporting
Persons has been convicted in a criminal proceeding
(excluding traffic violation or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each reporting person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons directly or indirectly acquired their respective shares of Common Stock in numerous open market purchases going back to 1971. Substantially all of the shares of Common Stock held by the Reporting Persons were acquired and are held through margin accounts with brokers. During the past three years, the aggregate amount of margin indebtedness owed by the Reporting Persons and secured by the securities held in their respective accounts has at all times been less than $1 million.


Item 4.  Purpose of Transaction

     The Reporting Persons are filing this Statement on
Schedule 13D because they have decided to act as a group in voting their shares of Common Stock. The Reporting Persons presently have no plans or proposals that relate to or would result in any transaction or other event with respect to which disclosure is called for by Item 4 of Schedule 13D. The Reporting Persons continue to evaluate their investment in the Common Stock and to consider various alternatives with respect thereto, including, without limitation, the acquisition of additional shares of Common Stock.


Item 5.  Interest in Securities of the Issuer

(a),(b) Set forth below is the aggregate shares of Common Stock owned by each of the Reporting Persons and the percentage of the outstanding number of shares of Common Stock which such shares represent, based on the outstanding number of shares of Common Stock identified in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1995. Each Reporting Person has sole dispositive and, subject to the decision of the Reporting Persons to act as a group as reported in this Statement on
Schedule 13D, voting power with respect to all of the shares of Common Stock reported as being beneficially owned by him or her. The shares beneficially owned by Albert Russo, however, include 25,400 shares that he holds under the Uniform Gift to Minors Act for his minor children.

                                            Percentage of
Name of             Number of Shares      Outstanding Share
Reporting Person    Beneficially Owned    of Common Stock

Albert Russo             327,891                 4.4
Lena Russo                58,740                 0.8
Clifton Russo            153,967                 2.1
Lawrence Russo           138,472                 1.9


(c)  Not applicable


(d)  Not applicable


(e)  Not applicable


Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Security of the Issuer

     Except as disclosed in response to Item 4, there are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Amrep.


Item 7.  Material to be Filed of Exhibits

         None

                          SIGNATURE

     The Undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.




/s/ Albert Russo                   /s/ Lena Russo
- ----------------------             ---------------------
     Albert Russo                     Lena Russo



/s/ Clifton Russo                 /s/ Lawrence Russo
- ----------------------            ----------------------
     Clifton Russo                    Lawrence Russo


Date:  June 27, 1995